UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2018

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2017

Attached is an English translation of certain items that were disclosed in NTT’s Quarterly Securities Report for the three and nine months ended December 31, 2017, which NTT filed on February 13, 2018 with the Financial Services Agency of Japan. The consolidated information in the quarterly securities report was prepared on the basis of accounting principles generally accepted in the United States. The financial information for the three and nine months ended December 31, 2017 in the quarterly securities report is unaudited.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Takashi Ameshima
	Name:	Takashi Ameshima
	Title:	Vice President Investor Relations Office

Date: February 13, 2018

[Translation]

Quarterly Securities Report

(The Third Quarter of the 33rd Business Term)

From October 1, 2017 to December 31, 2017

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

[Note]

This document is an English translation of certain items that were disclosed in NTT’s Quarterly Securities Report for the nine-month period ended December 31, 2017, which NTT filed on February 13, 2018 with the Financial Services Agency of Japan.

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Securities Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

[Cover]

[Document Filed]	Quarterly Securities Report (“Shihanki Hokokusho”)

[Applicable Law]	Article 24-4-7, Paragraph 1 of the Financial Instruments and Exchange Act of Japan

[Filed to]	Director, Kanto Local Finance Bureau

[Filing Date]	February 13, 2018

[Fiscal Year]	The Third Quarter of the 33rd Business Term (From October 1, 2017 to December 31, 2017)

[Company Name]	Nippon Denshin Denwa Kabushiki Kaisha

[Company Name in English]	NIPPON TELEGRAPH AND TELEPHONE CORPORATION

[Title and Name of Representative]	Hiroo Unoura, President and Chief Executive Officer

[Address of Head Office]	5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo

[Phone No.]	+81-3-6838-5481

[Contact Person]	Takashi Ameshima, Head of IR, Finance and Accounting Department

[Contact Address]	5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo

[Phone No.]	+81-3-6838-5481

[Contact Person]	Takashi Ameshima, Head of IR, Finance and Accounting Department +81-3-6838-5481

[Place Where Available for Public Inspection]	Tokyo Stock Exchange, Inc. (2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo)

Item 1. Overview of the company

1. Selected Financial Data

U.S. GAAP

		Nine Months Ended December 31, 2016		Nine Months Ended December 31, 2017		Fiscal year ended March 31, 2017
Operating revenues	Millions of yen	8,360,497		8,722,036		11,391,016
		[2,836,169	]	[3,057,241	]
Income before income taxes and equity in earnings (losses) of affiliated companies	Millions of yen	1,307,197		1,441,310		1,527,769
Net income attributable to NTT	Millions of yen	668,728		736,590		800,129
		[192,632	]	[209,085	]
Comprehensive income (loss) attributable to NTT	Millions of yen	588,306		811,781		860,200
NTT shareholders’ equity	Millions of yen	8,883,338		9,376,545		9,052,479
Total assets	Millions of yen	21,024,242		21,528,070		21,250,325
NTT shareholders’ equity per share	Yen	4,365.38		4,736.86		4,491.73
Basic earnings per share attributable to NTT	Yen	325.64		367.98		390.94
		[94.57	]	[104.99	]
Diluted earnings per share attributable to NTT	Yen	—		—		—
Equity ratio (Ratio of NTT Shareholders’ Equity to Total Assets)%		42.3		43.6		42.6
Net cash provided by operating activities	Millions of yen	1,715,771		1,791,211		2,917,357
Net cash used in investing activities	Millions of yen	(1,630,913)		(1,407,866)		(2,089,311)
Net cash used in financing activities	Millions of yen	(492,945)		(539,411)		(981,511)
Cash and cash equivalents at end of period	Millions of yen	664,835		766,581		925,213

Notes:	(1)	As NTT prepares quarterly consolidated financial reports, changes in non-consolidated key financial data, among others, are not provided.
	(2)	The figures of “Operating revenues,” “Net income attributable to NTT,” and “Basic earnings per share attributable to NTT” in square brackets are those for the three months ended December 31, 2016 and 2017, respectively.
	(3)	Operating revenues do not include consumption taxes.
	(4)	Diluted earnings per share attributable to NTT is not stated because NTT did not have potentially dilutive common shares that were outstanding during the period.

2. Description of Business

The principal business segments of NTT Group (NTT and its affiliated companies) are its regional communications business, long distance and international communications business, mobile communications business, and data communications business.

There were no material changes in NTT Group’s business during the nine months ended December 31, 2017, nor were there any material changes in its subsidiaries and affiliated companies.

Item 2. Business Overview

1. Risk Factors

There were no risks newly identified during the nine months ended December 31, 2017. There was no material change in risk factors which were described in NTT’s Annual Securities Report for the fiscal year ended March 31, 2017.

2. Material Contracts

There were no material contracts relating to NTT’s operations that were agreed upon or entered into during the nine months ended December 31, 2017.

3. Analysis of Consolidated Financial Condition, Results of Operations, and Cash Flows

(1) Consolidated Results

Nine-Month Period Ended December 31, 2017 (April 1, 2017 – December 31, 2017)

	(Billions of yen)
	Nine Months Ended December 31, 2016	Nine Months Ended December 31, 2017	Change	Percent Change
Operating revenues	8,360.5	8,722.0	361.5	4.3%
Operating expenses	7,041.9	7,402.5	360.5	5.1%
Operating income	1,318.6	1,319.6	1.0	0.1%
Income before income taxes and equity in earnings (losses) of affiliated companies	1,307.2	1,441.3	134.1	10.3%
Net income attributable to NTT	668.7	736.6	67.9	10.1%

During the nine months ended December 31, 2017, pursuant to its Medium-Term Management Strategy, adopted in May 2015, entitled “Towards the Next Stage 2.0,” NTT implemented measures to embark on a profit growth track by accelerating its self-transformation as a “Value Partner.”

<Efforts to Expand NTT’s Global Business and Increase Profit Generation>

NTT Group seeks to establish and expand its global cloud service as a cornerstone of its business operations, and strengthened its efforts to accelerate overseas profit generation through the following initiatives.

Specifically, NTT Group promoted cross-selling through collaboration among its group companies, including businesses related to global networks, cloud migration, and IT outsourcing, and was awarded a large-scale contract from a European customer in the energy industry. In addition, NTT Group entered into an agreement with Secure-24 Intermediate Holdings, Inc., a U.S.-based major provider of managed-IT services, to acquire its shares, with a goal towards strengthening the framework that efficiently maintains and operates a wide range of applications such as SAP and Oracle.

Furthermore, each NTT Group Company has been engaged in strengthening and increasing the efficiency of its services and operations, and continued to implement cost reduction and profit generation measures through, among other things, strengthening the collaboration for delivery systems across Group companies.

<Efforts to Optimize Domestic Network Businesses and Enhance Profitability>

NTT Group continued working to enhance profitability by creating high value-added services as well as optimizing capital investments and reducing costs for its domestic network businesses, and worked to improve the efficiency of its facility use and reduce procurement costs, in addition to simplifying and streamlining its network systems.

In the regional communications business segment, NTT promoted initiatives for its “Hikari Collaboration Model” and subscriptions for Hikari access services for the “Hikari Collaboration Model” reached 10.66 million. In addition, NTT entered into a collaborative agreement with Gyoda Cable Television with a goal towards expanding the areas that provide Hikari services throughout the service areas of Gyoda Cable Television and promoting the vitalization of local economies, through the use of Hikari access services such as the “Hikari Collaboration Model”. In the mobile communications business segment, NTT worked to continuously enhance profitability by promoting its “Kake-hodai & Pake-aeru” billing plan, for which subscriptions reached over 40.00 million, and by adding “Ultra Data L pack and LL pack” users under the “Simple Plan” coverage.

<Efforts to Achieve Sustainable Growth >

NTT Group will support the communications services field as a Gold Partner (Telecommunications Services) for the Olympic and Paralympic Games Tokyo 2020, and sees the initiative to bring about Society 5.0 (the creation of a new smart society that helps to resolve social issues), which is being promoted through public-private partnerships, as a great opportunity to utilize its collective strength.

NTT Group plans to make use of these opportunities to further accelerate migration to the B2B2X model and, together with businesses in other fields and local governments, strengthen measures aimed at creating services that will become the standards of the next generation.

Specifically, NTT promoted its collaborative operation of the “FANUC Intelligent Edge Link & Drive system (FIELD system)” of FANUC Corporation’s open platform for manufacturers and began its domestic service operations in October 2017. In addition, NTT began collaborative driving experiments with Sapporo City, No Maps and Gunma University, the first of its kind on Sapporo City’s public roads in the central city area.

As a result of these efforts, NTT Group’s consolidated operating revenues for the nine-month period ended December 31, 2017 were ¥8,722.0 billion (an increase of 4.3% from the same period of the previous fiscal year), consolidated operating expenses were ¥7,402.5 billion (an increase of 5.1% from the same period of the previous fiscal year), consolidated operating income was ¥1,319.6 billion (an increase of 0.1% from the same period of the previous fiscal year), consolidated income before income taxes and equity in earnings (losses) of affiliated companies was ¥1,441.3 billion (an increase of 10.3% from the same period of the previous fiscal year), and net income attributable to NTT was ¥736.6 billion (an increase of 10.1% from the same period of the previous fiscal year).

Notes:	(1)	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.
	(2)	NTT, NTT East, NTT West, NTT Communications, and NTT DOCOMO are Gold Partners (Telecommunications Services) for the Olympic and Paralympic Games Tokyo 2020.

(2) Segment Results

NTT Group has five business segments: regional communications business, long distance and international communications business, mobile communications business, data communications business and other business.

The regional communications business segment comprises fixed voice related services, IP/packet communications services, system integration services and other services.

The long distance and international communications business segment principally comprises fixed voice related services, IP/packet communications services, system integration services and other services.

The mobile communications business segment comprises mobile voice related services, IP/packet communications services and other services.

The data communications business segment comprises system integration services.

The other business segment principally comprises real estate, finance, construction and power, systems development, and other services related to advanced research and development.

Results by business segment are as follows (intersegment revenues are included in the operating revenues, operating expenses and operating income of operational results for each business segment):

Regional Communications Business Segment

Nine-Month Period Ended December 31, 2017 (April 1, 2017 – December 31, 2017)

	(Billions of yen)
	Nine Months Ended December 31, 2016	Nine Months Ended December 31, 2017	Change	Percent Change
Operating revenues	2,434.8	2,379.3	(55.6)	(2.3)%
Fixed voice related services	906.1	855.6	(50.4)	(5.6)%
IP/packet communications services	1,157.2	1,150.3	(6.9)	(0.6)%
System integration services	97.2	100.3	3.1	3.2%
Other services	274.3	273.0	(1.3)	(0.5)%

Operating expenses	2,104.4	2,123.6	19.2	0.9%

Operating income	330.5	255.7	(74.8)	(22.6)%

Operating revenues in the regional communications business segment for the nine-month period ended December 31, 2017 decreased 2.3% from the same period of the previous fiscal year to ¥2,379.3 billion due to, among other things, a decrease in fixed voice related revenues. On the other hand, operating expenses for the nine-month period ended December 31, 2017 increased 0.9% from the same period of the previous fiscal year to ¥2,123.6 billion due to impairment losses for metal cables, partially offset by a decrease in depreciation costs, among other factors. As a result, segment operating income for the nine-month period ended December 31, 2017 decreased 22.6% from the same period of the previous fiscal year to ¥255.7 billion.

Number of subscriptions

	(Thousands of subscriber lines/subscriptions)
Service	As of March 31, 2017	As of December 31, 2017	Change	Percent Change

(NTT East)
Telephone Subscriber Lines	9,315	8,864	(451)	(4.8)%
INS-Net	1,293	1,217	(77)	(5.9)%
FLET’S Hikari (including Hikari Collaboration Model)	11,173	11,439	266	2.4%
FLET’S ADSL	411	365	(46)	(11.2)%
Hikari Denwa (thousand channels)	9,369	9,520	151	1.6%
FLET’S TV Transmission Services	951	983	32	3.3%
(NTT West)
Telephone Subscriber Lines	9,482	8,996	(486)	(5.1)%
INS-Net	1,246	1,170	(76)	(6.1)%
FLET’S Hikari (including Hikari Collaboration Model)	8,880	9,018	138	1.6%
FLET’S ADSL	508	454	(54)	(10.7)%
Hikari Denwa (thousand channels)	8,390	8,464	73	0.9%
FLET’S TV Transmission Services	570	609	39	6.9%

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).
	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (including subscriptions to the “INS-Net 64 Lite Plan”).
	(3)	Number of FLET’S Hikari (including Hikari Collaboration Model) subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light,” “FLET’S Hikari Lightplus” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Mytown Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West and subscribers to the “Hikari Collaboration Model,” the wholesale provision of services to service providers by NTT East and NTT West.
	(4)	Numbers of subscribers for “Hikari Denwa” and “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.

Long Distance and International Communications Business Segment

Nine-Month Period Ended December 31, 2017 (April 1, 2017 – December 31, 2017)

	(Billions of yen)
	Nine Months Ended December 31, 2016	Nine Months Ended December 31, 2017	Change	Percent Change
Operating revenues	1,570.6	1,631.9	61.3	3.9%
Fixed voice related services	197.1	180.3	(16.8)	(8.5)%
IP/packet communications services	295.4	306.6	11.3	3.8%
System integration services	957.9	1,019.3	61.4	6.4%
Other services	120.2	125.7	5.5	4.5%

Operating expenses	1,551.9	1,555.3	3.3	0.2%

Operating income	18.7	76.6	58.0	310.0%

Operating revenues in the long distance and international communications business segment for the nine-month period ended December 31, 2017 increased 3.9% from the same period of the previous fiscal year to ¥1,631.9 billion. This increase was due to, among other things, an increase in system integration revenues due to an expansion in overseas business and an increase in IP/packet communications revenues due to the expansion of “OCN Hikari” and other services, partially offset by a decrease in fixed voice related revenues. On the other hand, operating expenses for the nine-month period ended December 31, 2017 increased 0.2% from the same period of the previous fiscal year to ¥1,555.3 billion due to an increase in revenue-linked expenses in system integration services, among other things. As a result, segment operating income for the nine-month period ended December 31, 2017 increased 310.0% from the same period of the previous fiscal year to ¥76.6 billion.

Number of Subscriptions

	(Thousands of subscriptions)
Service	As of March 31, 2017	As of December 31, 2017	Change	Percent Change

OCN (ISP)	7,739	7,595	(143)	(1.9)%
Plala (ISP)	3,106	3,129	23	0.7%
Hikari TV	3,023	3,015	(8)	(0.3)%

Mobile Communications Business Segment

Nine-Month Period Ended December 31, 2017 (April 1, 2017 – December 31, 2017)

	(Billions of yen)
	Nine Months Ended December 31, 2016	Nine Months Ended December 31, 2017	Change	Percent Change
Operating revenues	3,469.2	3,595.7	126.4	3.6%
Mobile voice related services	660.2	713.9	53.7	8.1%
IP/packet communications services	1,558.4	1,638.3	79.9	5.1%
Other services	1,250.6	1,243.5	(7.2)	(0.6)%

Operating expenses	2,629.9	2,762.1	132.2	5.0%

Operating income	839.3	833.6	(5.7)	(0.7)%

Despite a decline in revenues due to enhancing returns to customers, operating revenues for the mobile communications business segment for the nine-month period ended December 31, 2017 increased 3.6% from the same period of the previous fiscal year to ¥3,595.7 billion due to an increase in IP/packet communications revenues resulting from the expansion of “Kake-hodai & Pake-aeru” and “docomo Hikari.” On the other hand, operating expenses for the nine-month period ended December 31, 2017 increased 5.0% from the same period of the previous fiscal year to ¥2,762.1 billion due to an increase in revenue-linked expenses in “docomo Hikari”, among other factors. As a result, segment operating income for the nine-month period ended December 31, 2017 decreased 0.7% from the same period of the previous fiscal year to ¥833.6 billion.

Number of subscriptions

	(Thousands of subscriptions)
Service	As of March 31, 2017	As of December 31, 2017	Change	Percent Change

Mobile Telecommunications Services	74,880	75,678	799	1.1%
(incl.) “Kake-hodai & Pake-aeru” billing plan	37,066	40,598	3,533	9.5%
Telecommunications Services (LTE (Xi))	44,544	48,200	3,656	8.2%
Telecommunications Services (FOMA (3G))	30,336	27,478	(2,857)	(9.4)%

sp-mode	35,921	37,979	2,058	5.7%

i-mode	15,493	13,030	(2,463)	(15.9)%

Note:	Number of Mobile Telecommunications Services (including “Telecommunications Services (LTE (Xi))” and “Telecommunications Services (FOMA (3G))”) includes Communication Module Services.

Data Communications Business Segment

Nine-Month Period Ended December 31, 2017 (April 1, 2017 – December 31, 2017)

	(Billions of yen)
	Nine Months Ended December 31, 2016	Nine Months Ended December 31, 2017	Change	Percent Change
Operating revenues	1,164.6	1,460.8	296.2	25.4%
Operating expenses	1,097.6	1,371.6	274.1	25.0%
Operating income	67.1	89.1	22.1	32.9%

Operating revenues in the data communications business segment for the nine-month period ended December 31, 2017 increased 25.4% from the same period of the previous fiscal year to ¥1,460.8 billion due to, among other things, the impact of the increase in the number of and expansion of consolidated subsidiaries resulting from the acquisition of Dell Services and the expansion of NTT’s domestic businesses. On the other hand, operating expenses for the nine-month period ended December 31, 2017 increased 25.0% from the same period of the previous fiscal year to ¥1,371.6 billion due to, among other things, the impact of the increase in the number of and expansion of consolidated subsidiaries and an increase in revenue-linked expenses. As a result, segment operating income for the nine-month period ended December 31, 2017 increased 32.9% from the same period of the previous fiscal year to ¥89.1 billion.

Other Business Segment

Nine-Month Period Ended December 31, 2017 (April 1, 2017 – December 31, 2017)

	(Billions of yen)
	Nine Months Ended December 31, 2016	Nine Months Ended December 31, 2017	Change	Percent Change
Operating revenues	889.9	861.5	(28.4)	(3.2)%
Operating expenses	830.6	804.1	(26.5)	(3.2)%
Operating income	59.3	57.4	(1.9)	(3.2)%

Operating revenues in the other business segment for the nine-month period ended December 31, 2017 decreased 3.2% from the same period of the previous fiscal year to ¥861.5 billion due to a decrease in revenues of NTT Group’s systems development business, among other things. On the other hand, operating expenses for the nine-month period ended December 31, 2017 decreased 3.2% from the same period of the previous fiscal year to ¥804.1 billion due to, among other things, a decrease in revenue-linked expenses in NTT Group’s systems development business. As a result, segment operating income for the nine-month period ended December 31, 2017 decreased 3.2% from the same period of the previous fiscal year to ¥57.4 billion.

(3) Cash Flows

Net cash provided by operating activities for the nine-month period ended December 31, 2017 increased by ¥75.4 billion (4.4%) from the same period of the previous fiscal year to ¥1,791.2 billion. This increase was due to, among other factors, an increase in net income.

Net cash used in investing activities decreased by ¥223.0 billion (13.7%) from the same period of the previous fiscal year to ¥1,407.9 billion. This decrease was due to, among other factors, a decrease in capital investments.

Net cash used in financing activities increased by ¥46.5 billion (9.4%) from the same period of the previous fiscal year to ¥539.4 billion. This increase was due to, among other factors, a decrease in borrowings.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of December 31, 2017 totaled ¥766.6 billion, a decrease of ¥158.6 billion (17.1%) from the end of the previous fiscal year.

	(Billions of yen)
	Nine Months Ended December 31, 2016	Nine Months Ended December 31, 2017	Change	Percent Change
Cash flows provided by operating activities	1,715.8	1,791.2	75.4	4.4%
Cash flows used in investing activities	(1,630.9)	(1,407.9)	223.0	13.7%
Cash flows used in financing activities	(492.9)	(539.4)	(46.5)	(9.4)%

(4) Operational and Finance Issues Facing the Corporate Group

There were no material changes in the operational and finance issues facing the corporate group for the nine months ended December 31, 2017, and no new additional issues arose during the period.

(5) Research and Development

NTT’s research and development expenses for the nine months ended December 31, 2017 were ¥148.6 billion. There were no material changes in NTT’s research and development activities during the nine months ended December 31, 2017.

Item 3. Information on NTT

1. Information on NTT’s Shares

(1) Total Number of Shares

Total Number of Shares

Class	Total Number of Shares Authorized to be Issued (shares)

Common stock	6,192,920,900

Total	6,192,920,900

Issued Shares

Class	Number of Shares Issued as of December 31, 2017 (shares)	Number of Shares Issued as of the Filing Date (shares) (February 13, 2018)	Stock Exchange on which the Company is Listed	Description

Common Stock	2,096,394,470	2,096,394,470	Tokyo Stock Exchange (The First Section)	The number of shares per one unit of shares is 100 shares

Total	2,096,394,470	2,096,394,470	—	—

Notes:	(1)	Pursuant to the Board of Directors’ resolution on December 12, 2016, NTT acquired 30,587,200 shares of its outstanding common stock between December 19, 2016 and April 12, 2017.
	(2)	Pursuant to the Board of Directors’ resolution on September 25, 2017, NTT acquired 26,946,400 shares of its outstanding common stock between October 4, 2017 and December 8, 2017.

(2) Information on Share Acquisition Rights

Not applicable.

(3) Information on Moving Strike Convertible Bonds

Not applicable.

(4) Information on Shareholder Rights Plans

Not applicable.

(5) Changes in the Total Number of Issued Shares, the Amount of Common Stock, and Other

Date	Changes in the total number of issued shares (shares)	Balance of the total number of issued shares (shares)	Changes in Common Stock (millions of yen)	Balance of Common Stock (millions of yen)	Change in Capital Reserve (millions of yen)	Balance of Capital Reserve (millions of yen)

October 1, 2017 – December 31, 2017	—	2,096,394,470	—	937,950	—	2,672,826

(6) Major Shareholders

Not applicable for the nine months ended December 31, 2017.

(7) Information on Voting Rights

Issued Shares

As of December 31, 2017
Classification	Number of Shares (shares)	Number of Voting Rights	Description

Shares without Voting Rights	—	—	—
Shares with Restricted Voting Rights (treasury stock, etc.)	—	—	—
Shares with Restricted Voting Rights (others)	—	—	—
Shares with Full Voting Rights (treasury stock, etc.)	(treasury stock) 116,908,100 shares of common stock (others) 36,800 shares of common stock	—	—
Shares with Full Voting Rights (others)	1,976,873,500 shares of common stock	19,768,729	—
Shares Representing Less than One Unit	2,576,070 shares of common stock	—	—
Number of Issued Shares	2,096,394,470 shares of common stock	—	—

Total Number of Voting Rights	—	19,768,729	—

Notes:	(1)	Others in “Shares with Full Voting Rights (treasury stock, etc.)” means stock for which the exercise of voting rights are limited pursuant to Article 308 of the Companies Act of Japan.
	(2)	The total number of shares in “Shares with Full Voting Rights (others)” includes 29,100 shares held in the name of the Japan Securities Depository Center, and the number of shares in “Shares Representing Less Than One Unit” includes 44 shares held in the name of the Japan Securities Depository Center. “Number of Voting Rights” includes 291 voting rights associated with “Shares with Full Voting Rights” held in the name of the Japan Securities Depository Center, and does not include 6 voting rights associated with “Shares with Full Voting Rights” recorded on the shareholder register under NTT, but not actually owned by NTT.

Treasury Stock

	As of December 31, 2017
Name of Shareholder	Address	Number of Shares Held Under Own Name (shares)	Number of Shares Held Under the Names of Others (shares)	Total Shares Held (shares)	Ownership Percentage to the Total Number of Issued Shares

(treasury stock) Nippon Telegraph and Telephone Corporation	5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo	116,908,100	—	116,908,100	5.6%
(others) Nihon Meccs Corporation	6-3, Irifune 3-chome, Chuo-ku, Tokyo	36,800	—	36,800	0.0%

Total	—	116,944,900	—	116,944,900	5.6%

Notes:	(1)	Others in “Name of Shareholder” means stock for which the exercise of voting rights are limited pursuant to Article 308 of the Companies Act of Japan.
	(2)	In addition to the above, there are 600 shares that are recorded on the shareholder register under NTT, but not actually owned by NTT. Such shares are included in “Shares with Full Voting Rights (others)” under “Issued Shares”.
	(3)	NTT acquired 30,587,200 shares of its outstanding common stock between December 19, 2016 and April 12, 2017. Also NTT acquired 26,946,400 shares of its outstanding common stock between October 4, 2017 and December 8, 2017. For details, please see “Note 6. Equity” under “Consolidated Financial Statement” of “4. Financial Information”.

2. Changes in Directors and Senior Management

Not applicable.

Item 4. Financial Information

Preparation Method of Quarterly Consolidated Financial Statements

The quarterly consolidated financial statements of NTT have been prepared in accordance with accounting terminology, forms and preparation methods required in order to issue American Depositary Shares, and in accordance with U.S. generally accepted accounting principles, pursuant to Article 95 of “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64, 2007).

Figures in NTT’s quarterly consolidated financial statements have been rounded to the nearest million yen.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2017	December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	¥925,213	¥766,581
Short-term investments	63,844	44,094
Notes and accounts receivable, trade	2,699,708	2,849,652
Allowance for doubtful accounts (Note 10)	(48,626)	(52,835)
Accounts receivable, other	505,145	658,418
Inventories (Note 2)	365,379	459,442
Prepaid expenses and other current assets	573,170	623,302
Deferred income taxes (Note 1)	228,590	—

Total current assets	5,312,423	5,348,654

Property, plant and equipment:
Telecommunications equipment	11,046,115	10,991,048
Telecommunications service lines (Note 3)	16,064,732	14,144,223
Buildings and structures	6,147,869	6,236,623
Machinery, vessels and tools	2,032,389	2,118,915
Land	1,292,685	1,306,405
Construction in progress	421,819	475,577

	37,005,609	35,272,791
Accumulated depreciation (Note 3)	(27,286,588)	(25,565,588)

Net property, plant and equipment	9,719,021	9,707,203

Investments and other assets:
Investments in affiliated companies (Note 4)	484,596	507,216
Marketable securities and other investments	495,290	552,254
Goodwill (Note 1 and 5)	1,314,645	1,355,737
Software	1,209,485	1,197,194
Other intangible assets	453,918	412,118
Other assets	1,492,076	1,558,670
Deferred income taxes (Note 1)	768,871	889,024

Total investments and other assets	6,218,881	6,472,213

Total assets	¥21,250,325	¥21,528,070

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2017	December 31, 2017
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥227,207	¥377,194
Current portion of long-term debt	681,904	587,451
Accounts payable, trade	1,612,996	1,365,246
Current portion of obligations under capital leases	14,430	13,011
Accrued payroll	443,308	402,755
Accrued taxes on income	239,755	163,304
Accrued consumption tax	75,083	99,517
Advances received	324,342	389,937
Other	512,368	516,082

Total current liabilities	4,131,393	3,914,497

Long-term liabilities:
Long-term debt (excluding current portion)	3,168,478	3,154,018
Obligations under capital leases (excluding current portion)	25,568	23,680
Liability for employees’ retirement benefits	1,599,381	1,645,420
Accrued liabilities for point programs	103,047	102,115
Deferred income taxes (Note 1)	166,751	137,675
Other	497,132	504,835

Total long-term liabilities	5,560,357	5,567,743

Redeemable noncontrolling interests	50,819	51,996

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 6)
Authorized – 6,192,920,900 shares
Issued 2,096,394,470 shares at March 31 and December 31, 2017	937,950	937,950
Additional paid-in capital	2,862,035	2,841,567
Retained earnings (Note 6)	5,626,155	6,092,304
Accumulated other comprehensive income (loss) (Note 6)	1,562	73,402
Treasury stock, at cost (Note 6) – 81,026,959 shares at March 31, 2017 and 116,908,131 shares at December 31, 2017	(375,223)	(568,678)

Total NTT shareholders’ equity	9,052,479	9,376,545

Noncontrolling interests (Note 6)	2,455,277	2,617,289

Total equity	11,507,756	11,993,834

Contingent liabilities (Note 11)

Total liabilities and equity	¥21,250,325	¥21,528,070

	Yen
	March 31, 2017	December 31, 2017
Per share of common stock:

NTT shareholders’ equity	¥4,491.73	4,736.86

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen, except per share data
	2016	2017
Operating revenues (Note 8):
Fixed voice related services	¥919,161	¥858,886
Mobile voice related services	651,378	706,412
IP/packet communications services	2,842,376	2,860,996
Sale of telecommunications equipment	650,100	641,991
System integration	2,123,736	2,479,868
Other	1,173,746	1,173,883

	8,360,497	8,722,036

Operating expenses:
Cost of services (excluding items shown separately below)	1,751,417	1,700,865
Cost of equipment sold (excluding items shown separately below)	654,772	675,388
Cost of system integration (excluding items shown separately below)	1,496,570	1,774,817
Depreciation and amortization	1,082,890	995,564
Impairment losses
Goodwill (Note 5)	53,294	18,864
Metal cables (Note 3)	—	124,800
Other	12,698	744
Selling, general and administrative expenses (Note 9)	1,990,302	2,111,441

	7,041,943	7,402,483

Operating income (Note 8)	1,318,554	1,319,553

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(28,168)	(25,276)
Interest income	13,176	14,093
Income from arbitration award (Note 4)	—	147,646
Other, net (Note 4 and 6)	3,635	(14,706)

	(11,357)	121,757

Income before income taxes and equity in earnings (losses) of affiliated companies	1,307,197	1,441,310

Income tax expense (benefit) (Note 6):
Current	369,479	421,822
Deferred	55,362	35,763

	424,841	457,585

Income before equity in earnings (losses) of affiliated companies	882,356	983,725
Equity in earnings (losses) of affiliated companies (Note 6)	14,247	12,050

Net income	896,603	995,775

Less – Net income attributable to noncontrolling interests	227,875	259,185

Net income attributable to NTT	¥668,728	¥736,590

Per share of common stock:
Weighted average number of shares outstanding	2,053,571,790	2,001,718,206
Net income attributable to NTT (Note 1)	¥325.64	¥367.98

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2016	2017
Net income	¥896,603	¥995,775
Other comprehensive income (loss), net of tax (Note 6)
Unrealized gain (loss) on securities	1,117	42,466
Unrealized gain (loss) on derivative instruments	(2,415)	737
Foreign currency translation adjustments	(97,527)	61,778
Pension liability adjustments	8,173	5,670

Total other comprehensive income (loss)	(90,652)	110,651

Total comprehensive income (loss)	805,951	1,106,426

Less – Comprehensive income attributable to noncontrolling interests	217,645	294,645

Total comprehensive income (loss) attributable to NTT	¥588,306	¥811,781

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen, except per share data
	2016	2017
Operating revenues (Note 8):
Fixed voice related services	¥299,845	¥287,847
Mobile voice related services	221,774	238,743
IP/packet communications services	941,008	952,134
Sale of telecommunications equipment	227,026	293,476
System integration	726,665	880,035
Other	419,851	405,006

	2,836,169	3,057,241

Operating expenses:
Cost of services (excluding items shown separately below)	598,020	580,377
Cost of equipment sold (excluding items shown separately below)	248,331	295,476
Cost of system integration (excluding items shown separately below)	510,321	633,734
Depreciation and amortization	366,417	335,626
Impairment losses
Goodwill (Note 5)	48,823	18,864
Metal cables (Note 3)	—	124,800
Other	2,501	187
Selling, general and administrative expenses (Note 9)	669,686	723,807

	2,444,099	2,712,871

Operating income (Note 8)	392,070	344,370

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(8,388)	(8,703)
Interest income	4,555	5,131
Income from arbitration award (Note 4)	—	147,646
Other, net (Note 4 and 6)	22,055	(29,159)

	18,222	114,915

Income before income taxes and equity in earnings (losses) of affiliated companies	410,292	459,285

Income tax expense (benefit) (Note 6):
Current	122,801	103,049
Deferred	20,596	45,123

	143,397	148,172

Income before equity in earnings (losses) of affiliated companies	266,895	311,113
Equity in earnings (losses) of affiliated companies (Note 6)	4,182	5,295

Net income	271,077	316,408

Less – Net income attributable to noncontrolling interests	78,445	107,323

Net income attributable to NTT	¥192,632	¥209,085

Per share of common stock:
Weighted average number of shares outstanding	2,036,936,296	1,991,399,586
Net income attributable to NTT (Note 1)	¥94.57	¥104.99

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2016	2017
Net income	¥271,077	¥316,408
Other comprehensive income (loss), net of tax (Note 6)
Unrealized gain (loss) on securities	19,419	29,359
Unrealized gain (loss) on derivative instruments	(406)	(229)
Foreign currency translation adjustments	81,346	27,392
Pension liability adjustments	2,361	1,989

Total other comprehensive income (loss)	102,720	58,511

Total comprehensive income (loss)	373,797	374,919

Less – Comprehensive income attributable to noncontrolling interests	104,680	125,574

Total comprehensive income (loss) attributable to NTT	¥269,117	¥249,345

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2016	2017
Cash flows from operating activities:
Net income	¥896,603	¥995,775
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization	1,082,890	995,564
Impairment losses	65,992	144,408
Deferred taxes	55,362	35,763
Losses on disposals of property, plant and equipment	52,359	44,165
Gains on sales of property, plant and equipment	(15,488)	(3,565)
Equity in (earnings) losses of affiliated companies	(14,247)	(12,050)
(Increase) decrease in notes and accounts receivable, trade	(73,928)	(115,581)
(Increase) decrease in inventories	(48,648)	(106,272)
(Increase) decrease in other current assets	(141,477)	(196,146)
Increase (decrease) in accounts payable, trade and accrued payroll	(232,575)	(173,018)
Increase (decrease) in accrued consumption tax	19,917	24,052
Increase (decrease) in advances received	39,665	68,690
Increase (decrease) in accrued taxes on income	(111,666)	(72,060)
Increase (decrease) in other current liabilities	34,197	44,726
Increase (decrease) in liability for employees’ retirement benefits	38,421	44,201
Increase (decrease) in other long-term liabilities	14,007	4,080
Other	54,387	68,479

Net cash provided by operating activities	1,715,771	1,791,211

Cash flows from investing activities:
Payments for property, plant and equipment	(963,526)	(1,019,938)
Payments for intangibles	(289,330)	(281,837)
Proceeds from sales of property, plant and equipment	24,531	11,033
Payments for purchases of non-current investments	(37,325)	(50,252)
Proceeds from sales and redemptions of non-current investments	47,739	21,474
Acquisitions of subsidiaries, net of cash acquired	(318,334)	(18,902)
Payments for purchases of short-term investments	(135,628)	(201,102)
Proceeds from redemptions of short-term investments	92,695	234,573
Other	(51,735)	(102,915)

Net cash used in investing activities	¥(1,630,913)	¥(1,407,866)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2016	2017
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥159,613	¥349,928
Payments for settlement of long-term debt	(271,613)	(416,456)
Proceeds from issuance of short-term debt	3,499,192	5,055,816
Payments for settlement of short-term debt	(3,269,802)	(4,912,834)
Dividends paid (Note 6)	(247,993)	(271,405)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(278,028)	(193,497)
Acquisition of shares of subsidiaries from noncontrolling interests	(155,124)	(15,025)
Other	70,810	(135,938)

Net cash used in financing activities	(492,945)	(539,411)

Effect of exchange rate changes on cash and cash equivalents	(12,715)	3,353

Net increase (decrease) in cash and cash equivalents	(420,802)	(152,713)

Cash and cash equivalents at beginning of period	1,088,275	925,213

Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries (Note 1)	(2,638)	(5,919)

Cash and cash equivalents at end of period	¥664,835	¥766,581

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by the “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and December 31, 2017, the consolidated statements of income and the consolidated statements of comprehensive income for the three and nine months ended December 31, 2016 and 2017 and the consolidated statements of cash flows for the nine months ended December 31, 2016 and 2017 of NTT and its subsidiaries (collectively with NTT, “NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Application of New Accounting Standards

Balance Sheet Classification of Deferred Taxes –

On November 20, 2015, the FASB issued ASU2015-17 “Balance sheet classification of deferred taxes” which requires that all deferred tax liabilities and assets be classified as noncurrent on the balance sheet.

Effective April 1, 2017, NTT Group adopted this ASU prospectively and prior periods were not retrospectively adjusted.

Simplifying the Test for Goodwill Impairment –

On January 26, 2017, the FASB issued ASU 2017-04 “Simplifying the Test for Goodwill Impairment,” which replaces the two-step goodwill impairment test with the one-step goodwill impairment test. The amendments in this update require that an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and an entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value.

The adoption of ASU 2017-04 would be permitted for goodwill impairment tests with measurement dates after January 1, 2017. NTT Group adopted this ASU for goodwill impairment test with measurement date on July 1, 2017.

(2) Change in Fiscal Year End of Certain Subsidiaries

As of April 1, 2016, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month lag between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly consolidated financial statements. The elimination of this lag was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the fiscal year ended March 31, 2016. As a result of this change, NTT’s retained earnings, accumulated other comprehensive income (loss), and noncontrolling interests have decreased by ¥214 million, ¥1,454 million and ¥1,408 million, respectively, as of the beginning of the previous fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

As of April 1, 2017, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 or January 31 to March 31, thereby eliminating a three-month or two-month lag between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly consolidated financial statements. The elimination of this lag was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the nine months ended December 31, 2016 or the year ended March 31, 2017. As a result of this change, NTT’s retained earnings have increased by ¥964 million, and its accumulated other comprehensive income (loss) and noncontrolling interests have decreased by ¥3,351 million and ¥2,012 million, respectively, as of the beginning of the current fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

(3) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the nine months ended December 31, 2016 and 2017, there is no difference between basic EPS and diluted EPS.

(4) Reclassifications

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the nine months ended December 31, 2017.

(5) Recently Issued Accounting Standards

Revenue from Contracts with Customers –

On May 28, 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers,” which requires an entity to recognize revenue when the entity transfers control of promised goods or services to customers. Revenue is recognized in an amount that reflects the consideration an entity expects to receive in exchange for those goods or services. An entity also is required to disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.

The FASB also issued ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” ASU 2016-10 “Identifying Performance Obligations and Licensing,” ASU 2016-12 “Narrow-Scope Improvements and Practical Expedients,” ASU 2016-20 “Technical Corrections and Improvements to Topic 606,” and ASU 2017-05 “Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets” in March, April, May and December 2016, and February 2017, respectively, to amend ASU 2014-09 partially.

On August 12, 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers: Deferral of the Effective Date,” and deferred the effective date of ASU 2014-09 by one year. Consequently, the new standard is effective for annual reporting periods beginning after December 15, 2017. The standard is expected to take effect for NTT Group on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

The two permitted transition methods under the new standard are the full retrospective method, or the modified retrospective method. Under the full retrospective method, all periods presented will be updated upon adoption to conform to the new standard and a cumulative adjustment for effects on periods prior to the reporting period will be recorded to retained earnings at the beginning of the initial reporting period. Under the modified retrospective approach, the current reporting period will be updated to conform to the new standard and a cumulative adjustment for effects of applying the new standard to periods prior to the reporting period that includes the date of initial application is recorded to retained earnings as of the date of initial application, and also incremental disclosures related to the amount affected by the application of this new standard are required.

NTT has not decided on a transition method and is currently evaluating the impact of the new standard on NTT’s consolidated financial statements and related disclosures. The impact on revenue resulting from the application of the new standard will be subject to assessments that are dependent on many variables, including, but not limited to, the terms, the transaction prices including discounts and the mixture of the goods and services of NTT’s contractual arrangements. While NTT is continuing to assess all potential impacts resulting from the application of the new standard, NTT believes that the most significant impacts may include the following items:

•	The new standard requires the recognition of incremental costs of obtaining contracts and direct costs of fulfilling contracts with customers as assets. Under the current standard, those costs relating to communication services provided on the Regional communications business, the Long distance and international communications business, and the Mobile communications business are capitalized and amortized up to the upfront fees as the upper limit over the estimated average period of the subscription for each service. After adopting the new standard, all of those costs will be capitalized, and therefore, part of the sales commissions and other charges that have previously been treated as expenses will be recognized as additional assets.

•	The new standard requires that if customers are granted by an entity the option to acquire additional goods or services at a discount by a contract agreed between the customer and the entity, the entity shall identify this option as a separate performance obligation upon granting such option as a part of the consideration of the transaction being recognized as contract liabilities, and recognize revenue when the additional good or service is transferred at a discount to the customer or when such option expires. Under the current standard, NTT Group records accrued liabilities relating to the points that customers earn. After adopting the new standard, NTT Group will recognize a part of the consideration for transactions of mobile communications and other services as contract liabilities at the time when the points are granted, and recognize revenue when points are used for additional goods or services at a discount.

NTT Group is in the process of setting up operating processes and internal controls for the adoption of the new revenue recognition standard.

Recognition and Measurement of Financial Assets and Financial Liabilities –

On January 5, 2016, the FASB issued ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities,” which makes targeted improvements to the accounting for, and presentation and disclosure of, financial instruments. ASU 2016-01 requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. ASU 2016-01 does not affect the accounting for investments that would otherwise be consolidated or accounted for under the equity method. The new standard also affects the recognition of changes in fair value of financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017. The new standard is expected to take effect for NTT Group on April 1, 2018.

NTT is currently evaluating the effect of adopting the ASU.

Leases –

On February 25, 2016, the FASB issued ASU 2016-02 “Leases,” which requires all lessees to recognize right-of-use assets and lease liabilities, principally. The new standard is effective for fiscal years beginning after December 15, 2018. The new standard is expected to take effect for NTT Group on April 1, 2019. Early adoption is permitted.

The adoption of the new accounting standard is expected to result in the recognition of additional right-of-use assets and lease liabilities. NTT is considering the scope and the amounts of assets and liabilities to be recognized.

Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost –

On March 10, 2017, the FASB issued ASU2017-07 “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost,” which requires that employers report the service cost component in the same line item(s) as other employee compensation costs arising from services rendered during the period, and report the other components of net benefit cost separately from the service cost component and outside a subtotal of operating income. Only the service cost component will be eligible for capitalization. The updated presentation of net benefit cost in an employer’s income statement is to be applied retrospectively while the change in capitalized benefit cost is to be applied prospectively. ASU 2017-07 is effective for fiscal years beginning after December 15, 2017. The standard is expected to take effect for NTT Group on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

NTT is currently evaluating the effect of adopting the ASU.

2. Inventories:

Inventories at March 31 and December 31, 2017 comprised the following:

	Millions of yen
	March 31, 2017	December 31, 2017

Telecommunications equipment to be sold and materials	¥155,248	¥197,467
Projects in progress	112,514	166,598
Supplies	97,617	95,377

Total	¥365,379	¥459,442

3. Impairment of long-lived assets:

Impairment losses of a portion of metal cables for the telecommunications business

In December 2017, NTT Group determined that a portion of the metal cables used for its telecommunications business were idle assets with no prospect of future use.

The usage rate of metal cables has been decreasing continuously. In addition to the downward trend in the number of subscribers to the fixed-line services that use these cables, NTT Group and other related parties such as service providers have recognized that the decrease in such services is unavoidable going forward.

Based on the changes in the business environment described above, NTT Group determined that a certain unused portion of the metal cables were idle assets with no prospect of future use and thus reduced the carrying amount to the fair value. Consequently, in the consolidated results for the nine months ended December 31, 2017, NTT Group recorded ¥124,800 million of impairment losses for “Telecommunications service lines” in the regional communications business segment. Please see note 7 for the details related to fair value measurements.

4. Investments in affiliated companies:

Tata Teleservices Limited

Tata Teleservices Limited (“TTSL”) is a telecommunication operator in India and a privately held company.

Until October 31 2017, NTT Group had held approximately 21.6% of the outstanding common shares of TTSL and accounted for the investment under the equity method.

Under the shareholders agreement (the “Agreement”) entered into among TTSL, Tata Sons Limited (“Tata Sons”) and NTT DOCOMO, Inc. (“NTT DOCOMO”), a subsidiary of NTT, when NTT DOCOMO entered into a business alliance with TTSL in March 2009, NTT DOCOMO shall have certain shareholder rights, including the right to require Tata Sons to find a suitable buyer for NTT DOCOMO’s entire stake (1,248,974,378 shares, or approximately 26.5% of outstanding shares) in TTSL for 50% of the NTT DOCOMO’s acquisition price, which amounts to 72.5 billion Indian rupees (or ¥127.6 billion*1), or at fair value, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets by March 31, 2014. The right became exercisable on May 30, 2014, and NTT DOCOMO exercised the right on July 7, 2014.

The obligation of Tata Sons under the Agreement was not fulfilled, although NTT DOCOMO repeatedly held discussions with Tata Sons regarding the sale of NTT DOCOMO’s entire stake in TTSL pursuant to the Agreement. Accordingly, NTT DOCOMO submitted a request for arbitration to the London Court of International Arbitration (“LCIA”) on January 3, 2015.

NTT DOCOMO received a binding arbitration award from the LCIA on June 23, 2016. The award ordered that Tata Sons pay damages to NTT DOCOMO in the amount of approximately $1,172 million (or ¥132.6 billion*2) for Tata Sons’ breach of the Agreement, upon NTT DOCOMO’s tender of its entire stake in TTSL to Tata Sons or its designee.

On July 8, 2016, NTT DOCOMO submitted an application to the High Court in India (“the Court”) requesting enforcement of the LCIA Award in India. On February 25, 2017, NTT DOCOMO and Tata Sons submitted a joint application to the Court requesting that the Court declare the LCIA Award enforceable in India. On April 28, 2017, the Court delivered a court decision approving the joint application.

On October 31, 2017, NTT DOCOMO received payment of an arbitration award*3 from Tata Sons in accordance with the Court decision. As a result of this transaction, NTT Group recorded the award amount of ¥147,646 million as “Income from arbitration award” on its consolidated statement of income for the three month period ended December 31, 2017.

Concurrent with the receipt of the above award amount, all shares in TTSL held by NTT DOCOMO were transferred to Tata Sons and companies designated by Tata Sons. Upon the transfer of NTT DOCOMO’s shares in TTSL, NTT Group discontinued the application of the equity method to the investment in TTSL. As a result, NTT Group recorded ¥29,841 million of loss on transfer of investment in an affiliate, equal to the reclassification adjustments of foreign currency translation adjustments, in “Other, net” on its consolidated statement of income for the three month period ended December 31, 2017.

*1	1 rupee = ¥1.76 as of October 31, 2017
*2	$1 = ¥113.16 as of October 31, 2017
*3	The amount received included interest earned and other costs awarded.

5. Goodwill:

As a result of the annual impairment test conducted for the fiscal year ended March 31, 2017, a goodwill impairment loss of ¥48,823 million was recognized for the nine months ended December 31, 2016 for goodwill attributable to the Dimension Data reporting unit in the long distance and international communications business segment. The fair value of the reporting unit was determined using the discount cashflow method.

As a result of the annual impairment test conducted for the fiscal year ending March 31, 2018, a goodwill impairment loss of ¥18,864 million was recognized for the nine months ended December 31, 2017 for goodwill attributable to the NTT America reporting unit in the long distance and international communications business segment. The fair value of the reporting unit was determined using the discount cashflow method and the guideline public company method.

6. Equity:

Outstanding shares and treasury stock –

Changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2017 and for the nine months ended December 31, 2017 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2016	2,096,394,470	255,269
Acquisition of treasury stock under resolution of the board of directors	—	80,731,900
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	41,446
Resale of treasury stock to holders of less-than-one-unit shares	—	(1,656)
Balance at March 31, 2017	2,096,394,470	81,026,959

Acquisition of treasury stock under resolution of the board of directors	—	35,839,800
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	42,580
Resale of treasury stock to holders of less-than-one-unit shares	—	(1,208)

Balance at December 31, 2017	2,096,394,470	116,908,131

On May 13, 2016, the Board of Directors resolved that NTT may acquire up to 68 million shares of its outstanding common stock for an amount in total not exceeding ¥350 billion from May 16, 2016 through March 31, 2017. Based on this resolution, NTT repurchased 59,038,100 shares of its common stock at ¥267,384 million on June 14, 2016 using the ToSTNeT-3, and concluded the repurchase of its common stock authorized by Board of Directors’ resolution.

On December 12, 2016, the Board of Directors resolved that NTT may acquire up to 33 million shares of its outstanding common stock for an amount in total not exceeding ¥150 billion from December 13, 2016 through June 30, 2017. Based on this resolution, NTT repurchased 21,693,800 shares of its common stock for a total purchase price of ¥106,763 million between December 2016 and March 2017. NTT also repurchased 8,893,400 shares of its common stock for a total purchase price of ¥43,235 million in April 2017 and concluded the repurchase of its common stock authorized by Board of Directors’ resolution.

On September 25, 2017, the Board of Directors resolved that NTT may acquire up to 30 million shares of its outstanding common stock for an amount in total not exceeding ¥150 billion from September 26, 2017 through March 31, 2018. NTT also repurchased 26,946,400 shares of its common stock for a total purchase price of ¥150,000 million between October 2017 and December 2017, and concluded the repurchase of its common stock authorized by Board of Directors’ resolution.

Dividends –

Cash dividends paid during the nine months ended December 31, 2017 were as follows:

Resolution	The shareholders’ meeting held on June 27, 2017
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥120,922 million
Cash dividends per share	¥60
Record date	March 31, 2017
Date of payment	June 28, 2017

Resolution	The board of directors’ meeting on November 10, 2017
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥150,484 million
Cash dividends per share	¥75
Record date	September 30, 2017
Date of payment	December 11, 2017

Changes in equity –

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the nine months ended December 31, 2016 and 2017 are as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2016	¥8,833,806	¥2,406,276	¥11,240,082
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	(1,668)	(1,408)	(3,076)
Balance at March 31, 2016 (as adjusted)	8,832,138	2,404,868	11,237,006
Dividends paid to NTT Shareholders	(247,993)	—	(247,993)
Dividends paid to noncontrolling interests	—	(112,680)	(112,680)
Acquisition of treasury stock	(277,958)	—	(277,958)
Resale of treasury stock	6	—	6
Other equity transactions	(11,161)	(114,050)	(125,211)
Net income	668,728	226,721	895,449
Other comprehensive income (loss)	(80,422)	(9,665)	(90,087)
Unrealized gain (loss) on securities	(1,960)	3,077	1,117
Unrealized gain (loss) on derivative instruments	(1,693)	(722)	(2,415)
Foreign currency translation adjustments	(83,652)	(13,310)	(96,962)
Pension liability adjustments	6,883	1,290	8,173
Balance at December 31, 2016	¥8,883,338	¥2,395,194	¥11,278,532

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2017	¥9,052,479	¥2,455,277	¥11,507,756
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	(2,387)	(2,012)	(4,399)
Balance at March 31, 2017 (as adjusted)	9,050,092	2,453,265	11,503,357
Dividends paid to NTT Shareholders	(271,405)	—	(271,405)
Dividends paid to noncontrolling interests	—	(125,811)	(125,811)
Acquisition of treasury stock	(193,461)	—	(193,461)
Resale of treasury stock	6	—	6
Other equity transactions	(20,468)	(1,689)	(22,157)
Net income	736,590	257,609	994,199
Other comprehensive income (loss)	75,191	33,915	109,106
Unrealized gain (loss) on securities	26,739	15,727	42,466
Unrealized gain (loss) on derivative instruments	1,136	(399)	737
Foreign currency translation adjustments	42,484	17,749	60,233
Pension liability adjustments	4,832	838	5,670
Balance at December 31, 2017	¥9,376,545	¥2,617,289	¥11,993,834

Changes in the redeemable noncontrolling interest are not included in the table.

Accumulated other comprehensive income (loss) –

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the nine and three months ended December 31, 2016 and 2017 are as follows:

For the nine months ended December 31	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total

Balance at March 31, 2016	¥109,211	¥(10,272)	¥119,053	¥(275,047)	¥(57,055)
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	—	107	(1,591)	30	(1,454)
Balance at March 31, 2016 (as adjusted)	109,211	(10,165)	117,462	(275,017)	(58,509)

Other comprehensive income before reclassification	11,964	(1,896)	(98,032)	(392)	(88,356)
Amounts reclassified from accumulated other comprehensive income	(10,847)	(519)	505	8,565	(2,296)

Other comprehensive income	1,117	(2,415)	(97,527)	8,173	(90,652)

Less – Comprehensive income attributable to noncontrolling interests	3,077	(722)	(13,875)	1,290	(10,230)

Balance at December 31, 2016	¥107,251	¥(11,858)	¥33,810	¥(268,134)	¥(138,931)

For the nine months ended December 31	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total

Balance at March 31, 2017	¥114,283	¥(8,531)	¥87,378	¥(191,568)	¥1,562
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	(9)	—	(3,342)	—	(3,351)
Balance at March 31, 2017 (as adjusted)	114,274	(8,531)	84,036	(191,568)	(1,789)

Other comprehensive income before reclassification	44,869	3,193	34,768	39	82,869
Amounts reclassified from accumulated other comprehensive income	(2,403)	(2,456)	27,010	5,631	27,782

Other comprehensive income	42,466	737	61,778	5,670	110,651

Less – Comprehensive income attributable to noncontrolling interests	15,727	(399)	19,294	838	35,460

Balance at December 31, 2017	¥141,013	¥(7,395)	¥126,520	¥(186,736)	¥73,402

For the three months ended December 31	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total

Balance at September 30, 2016	¥95,022	¥(11,820)	¥(28,452)	¥(270,166)	¥(215,416)
Other comprehensive income before reclassification	19,447	(635)	80,841	39	99,692
Amounts reclassified from accumulated other comprehensive income	(28)	229	505	2,322	3,028

Other comprehensive income	19,419	(406)	81,346	2,361	102,720

Less – Comprehensive income attributable to noncontrolling interests	7,190	(368)	19,084	329	26,235

Balance at December 31, 2016	¥107,251	¥(11,858)	¥33,810	¥(268,134)	¥(138,931)

For the three months ended December 31	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total

Balance at September 30, 2017	¥121,077	¥(7,170)	¥107,663	¥(188,428)	¥33,142
Other comprehensive income before reclassification	30,685	405	10,703	(12)	41,781
Amounts reclassified from accumulated other comprehensive income	(1,326)	(634)	16,689	2,001	16,730

Other comprehensive income	29,359	(229)	27,392	1,989	58,511

Less – Comprehensive income attributable to noncontrolling interests	9,423	(4)	8,535	297	18,251

Balance at December 31, 2017	¥141,013	¥(7,395)	¥126,520	¥(186,736)	¥73,402

Reclassifications out of accumulated other comprehensive income (loss) for the nine and three months ended December 31, 2016 and 2017 are as follows:

	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)		Affected line items in consolidated statements of income
For the nine months ended December 31	2016	2017

Unrealized gain (loss) on securities	¥15,571	¥3,407	Other, net
	(4,786)	(1,004)	Income tax benefit (expense)
	62	—	Equity in earnings (losses) of affiliated companies

	¥10,847	¥2,403	Net income

Unrealized gain (loss) on derivative instruments	¥814	¥3,597	Other, net
	(242)	(1,093)	Income tax benefit (expense)
	(53)	(48)	Equity in earnings (losses) of affiliated companies

	¥519	¥2,456	Net income

Foreign currency translation adjustments	¥—	¥(29,841)	Other, net
	265	18,214	Income tax benefit (expense)
	(770)	(15,383)	Equity in earnings (losses) of affiliated companies

	¥(505)	¥(27,010)	Net income

Pension liability adjustments	¥(12,430)	¥(7,986)	*
	3,865	2,355	Income tax benefit (expense)

	¥(8,565)	¥(5,631)	Net income

Total	¥2,296	¥(27,782)	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)		Affected line items in consolidated statements of income
For the three months ended December 31	2016	2017

Unrealized gain (loss) on securities	¥69	¥1,912	Other, net
	(41)	(586)	Income tax benefit (expense)
	—	—	Equity in earnings (losses) of affiliated companies

	¥28	¥1,326	Net income

Unrealized gain (loss) on derivative instruments	¥(313)	¥994	Other, net
	102	(279)	Income tax benefit (expense)
	(18)	(81)	Equity in earnings (losses) of affiliated companies

	¥(229)	¥634	Net income

Foreign currency translation adjustments	¥—	¥(29,841)	Other, net
	265	13,152	Income tax benefit (expense)
	(770)	—	Equity in earnings (losses) of affiliated companies

	¥(505)	¥(16,689)	Net income

Pension liability adjustments	¥(3,362)	¥(2,834)	*
	1,040	833	Income tax benefit (expense)

	¥(2,322)	¥(2,001)	Net income

Total	¥(3,028)	¥(16,730)	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

Equity transactions with noncontrolling interests –

On April 28, 2016, the Board of Directors of NTT DOCOMO resolved that NTT DOCOMO may acquire up to 99,132,938 shares of its outstanding common stock for an amount in total not exceeding ¥192,514 million from May 2, 2016 through December 31, 2016. Based on this resolution, NTT DOCOMO repurchased 9,021,000 shares of its common stock at ¥24,433 million using the ToSTNeT-3 on May 18, 2016, and also repurchased 47,010,000 shares of its common stock at ¥125,174 million by way of market purchases based on the discretionary dealing contract until December 31, 2016. As a result, NTT’s ownership interest in NTT DOCOMO increased from 65.7% to 66.7% and “Additional paid-in capital” decreased by ¥5,972 million in the consolidated balance sheet as of December 31, 2016.

On October 26, 2017, the Board of Directors of NTT DOCOMO resolved that NTT DOCOMO may acquire up to 120 million shares of its outstanding common stock for an amount in total not exceeding ¥300,000 million from October 27, 2017 through March 31, 2018.

On December 11, 2017, the Board of Directors of NTT DOCOMO resolved that NTT DOCOMO may acquire up to 93,248,787 shares of its outstanding common stock by way of tender offer at an amount in total not exceeding ¥250,000 million from December 12, 2017 through January 15, 2018. Based on this resolution, NTT DOCOMO repurchased 75,678,037 shares of its common stock at ¥202,893 million on February 6, 2018, 74,599,000 shares of which NTT sold back to NTT DOCOMO at ¥200,000 million. Due to NTT DOCOMO’s repurchase transactions, NTT’s ownership interest in NTT DOCOMO decreased from 66.7% to 66.0%. NTT expects to recognize the difference between the consideration paid to the non-controlling interest holders and the decrease in the carrying value of such non-controlling interests resulting from this transaction as an adjustment to “Additional paid-in capital” in the consolidated balance sheet as of March 31, 2018.

The Board of Directors of NTT DOCOMO also resolved that NTT DOCOMO may acquire up to 44,321,963 shares of its outstanding common stock* by way of repurchases on Tokyo Stock Exchange for an amount in total not exceeding ¥97,107 million* from the next business day following the expiration of the tender offer through March 31, 2018. NTT DOCOMO did not make repurchase by way of repurchases on the market in January 2018.

*	The number of shares remaining after subtracting the number of shares acquired by way of tender offer from the maximum limit of 120 million shares and the amount remaining after subtracting the total amount used to repurchase the shares acquired by way of tender offer from the maximum limit of ¥300,000 million.

7. Fair value measurements:

The inputs to valuation techniques used to measure fair value are required to be categorized by fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices for identical assets or liabilities in active markets

Level 2 – Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data

Level 3 – Unobservable inputs

Assets and liabilities measured at fair value on a recurring basis as of March 31 and December 31, 2017 are as follows:

	Millions of yen
	March 31, 2017
	Fair value measurements using
	Total	Level 1	Level 2	Level 3
Assets
Available-for-sale securities:
Domestic equity securities	¥198,482	¥198,482	¥—	¥—
Foreign equity securities	135,912	135,912	—	—
Domestic debt securities	59,138	214	58,759	165
Foreign debt securities	38,360	9	38,118	233
Derivatives:
Forward exchange contracts	1,137	—	1,137	—
Interest rate swap agreements	289	—	289	—
Currency swap agreements	71,930	—	71,930	—

Liabilities
Derivatives:
Forward exchange contracts	1,032	—	1,032	—
Interest rate swap agreements	3,938	—	3,938	—
Currency swap agreements	12,555	—	12,555	—
Currency option agreements	1,336	—	1,336	—

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	Millions of yen
	December 31, 2017
	Fair value measurements using
	Total	Level 1	Level 2	Level 3
Assets
Available-for-sale securities:
Domestic equity securities	¥241,722	¥241,722	¥—	¥—
Foreign equity securities	132,708	132,708	—	—
Domestic debt securities	79,457	215	79,068	174
Foreign debt securities	43,884	95	43,789	—
Derivatives:
Forward exchange contracts	829	—	829	—
Interest rate swap agreements	428	—	428	—
Currency swap agreements	18,240	—	18,240	—

Liabilities
Derivatives:
Forward exchange contracts	3,482	—	3,482	—
Interest rate swap agreements	3,381	—	3,381	—
Currency swap agreements	15,955	—	15,955	—
Currency option agreements	683	—	683	—

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities –

Available-for-sale securities comprise marketable equity securities and debt securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In cases in which fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Derivatives –

Derivatives comprise forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis for the nine months ended December 31, 2016 and 2017 are as follows:

	Millions of yen
	For the nine months ended December 31, 2016
	Fair value measurements using
	Total	Level 1	Level 2	Level 3	Impairment losses (before tax)
Assets
Goodwill	¥227,871	¥—	¥—	¥227,871	¥53,294

	Millions of yen
	For the nine months ended December 31, 2017
	Fair value measurements using
	Total	Level 1	Level 2	Level 3	Impairment losses (before tax)
Assets
Goodwill	¥57,523	¥—	¥—	¥57,523	¥18,864
Long-lived assets	107,535	—	—	107,535	124,800

Assets and liabilities measured at fair value on a nonrecurring basis for the three months ended December 31, 2016 and 2017 are as follows:

	Millions of yen
	For the three months ended December 31, 2016
	Fair value measurements using
	Total	Level 1	Level 2	Level 3	Impairment losses (before tax)
Assets
Goodwill	¥213,198	¥—	¥—	¥213,198	¥48,823

	Millions of yen
	For the three months ended December 31, 2017
	Fair value measurements using
	Total	Level 1	Level 2	Level 3	Impairment losses (before tax)
Assets
Goodwill	¥57,523	¥—	¥—	¥57,523	¥18,864
Long-lived assets	107,535	—	—	107,535	124,800

Goodwill –

For the nine and three months ended December 31, 2016, the fair value of the reporting units including the goodwill measured on a nonrecurring basis was measured by the discounted cash flow method using unobservable inputs, which was classified as Level 3. The permanent growth rate and the weighted average cost of capital used in the measurement were 2.3% and 10.0%, respectively. Goodwill impairment losses were recorded in the long distance and international communications business segment.

For the nine and three months ended December 31, 2017, the fair value of the reporting units including the goodwill measured on a nonrecurring basis was measured by the discounted cash flow method and the guideline public company method using unobservable inputs, which was classified as Level 3. The permanent growth rate, the weighted average cost of capital and the EBITDA multiple used in the measurement were 2.0%, 8.0% and 8.0x, respectively. Goodwill impairment losses were recorded in the long distance and international communications business segment.

Long-lived assets –

The fair value of the metal cables used for the telecommunications business which were determined to be idle assets as described in note 3 was measured based on the market valuation approach, which was classified as Level 3. With this approach, the fair value was measured by using the market price of the metal cables’ major materials less the related cost incurred if the metal cables are made available for sale.

8. Segment information:

Operating segments are components of NTT Group 1) that engage in business activities, 2) whose operating results are regularly reviewed by NTT Group’s chief operating decision maker to make decisions on the allocation of financial resources and to evaluate business performance, and 3) for which discrete financial information is available. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services and sales of telecommunications equipment.

The data communications business segment comprises revenues from system integration services.

The other segment principally comprises operating revenues from such activities as real estate, finance, construction and power, systems development, and other services related to advanced research and development.

Operating revenues:

	Millions of yen
For the nine months ended December 31	2016	2017

Operating revenues:
Regional communications business –
External customers	¥2,019,725	¥1,907,996
Intersegment	415,117	471,274

Total	2,434,842	2,379,270

Long distance and international communications business –
External customers	1,500,011	1,566,399
Intersegment	70,630	65,535

Total	1,570,641	1,631,934

Mobile communications business –
External customers	3,432,054	3,549,105
Intersegment	37,194	46,574

Total	3,469,248	3,595,679

Data communications business –
External customers	1,088,781	1,385,943
Intersegment	75,857	74,848

Total	1,164,638	1,460,791

Other –
External customers	319,926	312,593
Intersegment	569,995	548,952

Total	889,921	861,545
Elimination	(1,168,793)	(1,207,183)

Consolidated Total	¥8,360,497	¥8,722,036

	Millions of yen
For the three months ended December 31	2016	2017

Operating revenues:
Regional communications business –
External customers	¥667,608	¥633,094
Intersegment	146,801	165,585

Total	814,409	798,679

Long distance and international communications business –
External customers	504,408	545,252
Intersegment	27,388	21,880

Total	531,796	567,132

Mobile communications business –
External customers	1,167,597	1,279,458
Intersegment	13,615	16,090

Total	1,181,212	1,295,548

Data communications business –
External customers	375,191	490,122
Intersegment	27,391	26,225

Total	402,582	516,347

Other –
External customers	121,365	109,315
Intersegment	200,948	187,841

Total	322,313	297,156
Elimination	(416,143)	(417,621)

Consolidated Total	¥2,836,169	¥3,057,241

Segment profit:

	Millions of yen
For the nine months ended December 31	2016	2017

Segment profit:
Regional communications business	¥330,463	¥255,683
Long distance and international communications business	18,696	76,648
Mobile communications business	839,336	833,604
Data communications business	67,063	89,143
Other	59,310	57,409

Total segment profit	1,314,868	1,312,487
Elimination	3,686	7,066

Consolidated Total	¥1,318,554	¥1,319,553

	Millions of yen
For the three months ended December 31	2016	2017

Segment profit:
Regional communications business	¥98,216	¥2,531
Long distance and international communications business	(23,484)	6,264
Mobile communications business	255,598	286,319
Data communications business	31,175	30,136
Other	29,619	18,001

Total segment profit	391,124	343,251
Elimination	946	1,119

Consolidated Total	¥392,070	¥344,370

Transfers between operating segments are based on the values that approximate arm’s-length prices. Segment profit is operating revenue less costs and operating expenses.

Other significant items:

	Millions of yen
For the nine months ended December 31	2016	2017

Impairment losses – Goodwill:
Long distance and international communications business	¥53,294	¥18,864

Impairment losses – Metal cables:
Regional communications business	¥—	¥124,800

	Millions of yen
For the three months ended December 31	2016	2017

Impairment losses – Goodwill:
Long distance and international communications business	¥48,823	¥18,864

Impairment losses – Metal cables:
Regional communications business	¥—	¥124,800

For impairment losses of goodwill, see note 5.

For impairment losses of a portion of metal cables in the telecommunications business, see note 3.

There were no operating revenues from transactions with a single external customer amounting to 10% or more of NTT Group’s revenues for the nine and three months ended December 31, 2016 and 2017.

9. Research and development expenses:

Research and development costs are charged to expenses as incurred. Research and development expenses amounted to ¥146,013 million and ¥148,622 million for the nine months ended December 31, 2016 and 2017, respectively, and ¥43,311 million and ¥50,272 million for the three months ended December 31, 2016 and 2017, respectively.

10. Financing receivables:

NTT Group has certain “Financing receivables,” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable,” “Lease receivable,” “Loans receivable,” “Credit receivable” and “Others.”

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on an analysis of certain individual accounts. In addition, financing receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor are written off at the time of determination.

Rollforward of allowance for doubtful accounts and recorded investment in financing receivables for the nine months ended December 31, 2016 and 2017, and the changes in doubtful accounts for the nine months ended December 31, 2016 and 2017 are as follows:

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2016	¥5,174	¥4,359	¥940	¥11,006	¥4,303	¥25,782
Provision	(433)	381	3	13,561	(488)	13,024
Charge off	(27)	(534)	(21)	(10,404)	—	(10,986)
Recovery	1	58	—	3	—	62
Balance at December 31, 2016	4,715	4,264	922	14,166	3,815	27,882
Collectively evaluated for impairment	4,639	1,592	442	14,166	52	20,891
Individually evaluated for impairment	76	2,672	480	—	3,763	6,991

Financing receivables:
Balance at December 31, 2016	1,021,189	424,660	99,771	397,139	4,349	1,947,108
Collectively evaluated for impairment	1,021,102	421,480	98,192	397,139	527	1,938,440
Individually evaluated for impairment	¥87	¥3,180	¥1,579	¥—	¥3,822	¥8,668

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2017	¥4,102	¥4,142	¥805	¥13,643	¥9,664	¥32,356
Provision	148	380	(18)	16,610	(1,245)	15,875
Charge off	(29)	(530)	(20)	(12,987)	(4,080)	(17,646)
Recovery	4	41	—	2	—	47
Balance at December 31, 2017	4,225	4,033	767	17,268	4,339	30,632
Collectively evaluated for impairment	4,155	1,515	540	17,268	52	23,530
Individually evaluated for impairment	70	2,518	227	—	4,287	7,102

Financing receivables:
Balance at December 31, 2017	937,595	457,038	88,950	482,291	4,808	1,970,682
Collectively evaluated for impairment	937,524	454,406	88,350	482,291	481	1,963,052
Individually evaluated for impairment	¥71	¥2,632	¥600	¥—	¥4,327	¥7,630

11. Contingent liabilities:

Contingent liabilities at December 31, 2017 for loans guaranteed, among other things, amounted to ¥83,043 million.

As of December 31, 2017, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

12. Subsequent events:

NTT DOCOMO’s repurchase of its common stock

Please see note 6 for details.